NO ACT

DC



Act: 1933
~~Section~~: SCH B
Rule:
Public Availability: July 20, 2007





07072738

P.6

7-13-2007

July 20, 2007

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

RE: Oesterreichische Kontrollbank Aktiengesellschaft ("OeKB")
Republic of Austria (the "Republic")
Incoming letter dated July 13, 2007

Based on the facts presented, this Division would raise no objection if OeKB and the Republic file with the Commission joint annual reports on Form 18-K under the Securities Exchange Act of 1934 and amendments to those annual reports on Form 18-K/A, and if OeKB and the Republic incorporate by reference such filings into registration statements, including shelf registration statements, and related prospectuses filed with the Commission under the Securities Act of 1933, all as described in your letter.

Because this position is based on the representations made to the Division in your letter, it should be noted that different facts might require a different result. Further, this response only expresses this Division's position on enforcement action and does not express any legal conclusion on the questions presented.

Sincerely,

Michael Coco
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2007

Stephan Hutter
Shearman & Sterling LLP
Gervinusstrasse 17
D-60322 Frankfurt Am Main
Germany

Re: Oesterreichische Kontrollbank Aktiengesellschaft

Dear Mr. Hutter,

In regard to your letter of July 13, 2007 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

SHEARMAN & STERLING LLP

GERVINUSSTRASSE 17 | D-60322 FRANKFURT AM MAIN

WWW.SHEARMAN.COM | T +49.69.9711.1000 | F +49.69.9711.1100

RECEIVED

2007 JUL 16 P 1:15

OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 13, 2007

VIA FEDEX

Mr. Paul. M. Dudek, Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W. (Mail Stop 3-2)
Washington, DC 20549

**Oesterreichische Kontrollbank Aktiengesellschaft**

Dear Mr. Dudek:

We are writing on behalf of Oesterreichische Kontrollbank Aktiengesellschaft ("OeKB"), a corporation incorporated under the laws of the Republic of Austria (the "Republic"), and the Republic to request an interpretative letter that would facilitate the process by which OeKB conducts public offerings of its debt securities in the United States.

The relief sought hereby is similar to the relief granted to: (i) Landeskreditbank Baden-Württemberg – Förderbank ("L-Bank") and the State of Baden-Württemberg in the Securities and Exchange Commission (the "Commission") Staff's letter of May 23, 2005[1] in response to the incoming letter dated April 18, 2005 from L-Bank and the State of Baden-Württemberg (ii) Landwirtschaftliche Rentenbank and the Federal Republic of Germany ("Germany") in the Commission Staff's letter of January 30, 2003[2] in response to the incoming letter dated January 29, 2003 from Landwirtschaftliche Rentenbank and Germany, (iii) Deutsche Ausgleichsbank ("DtA") and Germany in the Commission Staff's letter of June 30, 1999[3] in response to the incoming letter of the same date from DtA and Germany, and (iv) Kreditanstalt für Wiederaufbau ("KfW") and KfW International Finance Inc. in the Staff's letter of July 18,

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[1]Landeskreditbank Baden-Württemberg; SEC No-Action Letter, WSB File No. 0531200503, (May 23, 2005), available at http://www.sec.gov/divisions/corpfin/cf-noaction/lbank041805.htm.

[2]Landwirtschaftliche Rentenbank; SEC No-Action Letter, [2002-2003 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶78,440, at 78,918 (Mar. 3, 2003).

[3] Deutsche Ausgleichsbank; SEC No-Action Letter, [1999 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶77,585, at 78,959 (June 30, 1999).

1994[4] in response to the incoming letter of the same date from KfW and KfW International Finance Inc.

**Present Procedures**

OeKB is a "seasoned" Schedule B issuer eligible to use the procedures for delayed and continuous offering of securities set forth in Release No. 33-6424 (dated September 2, 1982) (the "Release").[5]

In accordance with the Release, OeKB and the Republic have filed a joint shelf registration statement (file no. 333-134038, the "Registration Statement") under Schedule B of the Securities Act 1933, as amended (the "Securities Act"), and a basic prospectus included in the Registration Statement dated May 12, 2006 and other information deemed material to investors. This basic prospectus will generally be updated on an annual basis (in connection with the implementation of the prepared procedures described herein, the basic prospectus is expected to be updated in August 2007) and is distributed to dealers and prospective investors as required by the Release.

Specific securities are offered on the basis of the basic prospectus and a preliminary prospectus supplement, if applicable, containing the terms of the offering and a description of any material recent developments, as well as an issuer free-writing prospectus containing the pricing terms. The basic prospectus, together with any preliminary prospectus supplement and/or issuer free-writing prospectus is delivered to purchasers, and all necessary filings, including the filing of a prospectus supplement containing the pricing terms of the securities offered, are made pursuant to Rule 424 under the Securities Act.

OeKB and the Republic intend to file with the Commission joint Annual Reports on Form 18-K. As contemplated by this letter, the joint Annual Report on Form 18-K, together with amendments thereto on Form 18-K/A containing material developments, if any, will be incorporated by reference in prospectuses that may be used in connection with delayed offerings.

**The Proposal**

OeKB and the Republic hereby request an interpretative letter approving the implementation of the following procedures.

1. OeKB and the Republic will file joint Annual Reports on Form 18-K with the Commission during periods when OeKB desires to have access to shelf registration

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[4] Kreditanstalt fur Wiederaufbau; SEC No-Action Letter, 1994 SEC No-Act. LEXIS 608 (July18, 1994).

[5] Continuous and Delayed Offerings by Foreign Governments, Securities Act Release No. 6424, 47 Fed. Reg. 39,809 (Sept. 10, 1982).

procedures. Such Annual Reports would include, as of their dates: (i) all of the information and exhibits called for by Form 18-K, and (ii) as additional exhibits thereto, any additional information required under Schedule B to be included in a Schedule B registration statement under the Securities Act (except for certain Schedule B information, such as the description of securities and plan of distribution, which would continue to be included in the basic prospectus and any prospectus supplements), together with additional information deemed material to investors. The resulting descriptions of OeKB and the Republic would be presented in substantially the same format as currently included on pages 4 to 52 and 53 to 92, respectively of the current basic prospectus included in the Registration Statement, filed on May 12, 2006, and would be substantially as comprehensive as those currently included in the basic prospectus.

2. OeKB's basic prospectus would contain a description of the securities offered thereby, a description of the guaranty by the Republic and other aspects of OeKB's relationship with the Republic, the plan of distribution, the application of proceeds, OeKB's and the Republic's debt record, the name and address of OeKB's and the Republic's authorized representative in the United States and the names and addresses of counsel who will pass upon the validity of the securities. The basic prospectus, which could be used with respect to delayed offerings, such as shelf take-downs, would incorporate by reference the most recently filed joint Annual Report on Form 18-K of OeKB and the Republic (and all exhibits thereto), and all amendments thereto filed on Form 18-K/A. In order to implement the proposal outlined in this letter, the basic prospectus would contain an undertaking to deliver upon request a copy of the joint Annual Report on Form 18-K and any other information incorporated by reference. The Registration Statement currently includes undertakings identical to the undertakings set forth in Item 512(a) (1), (2) and (3) of Regulation S-K. The undertakings currently included in the Registration Statement obligating OeKB to file post-effective amendments (i) to include prospectuses required by Section 10(a) (3) of the Securities Act and (ii) to reflect in the basic prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement, would be modified so as not to apply if the information required is included in a report under the Securities Exchange Act of 1934 that has been incorporated by reference. As a result of the foregoing, except as required by the modified undertakings to be included in the Registration Statement, OeKB and the Republic would not be required to file annual post-effective amendments to their Securities Act registration statements.

3. At the time when any registered securities are offered to the public, the basic prospectus, together with a preliminary prospectus supplement and issuer free-writing prospectus, if any, would be delivered to all purchasers. Any material recent developments subsequent to the date of the basic prospectus, or the most recent Annual Report on Form 18-K, will either be included in (A) a subsequent Annual Report on Form 18-K, or in a Form 18-K/A amendment that is incorporated by reference in the basic prospectus or (B) the prospectus supplement itself. OeKB and the Republic will amend their Annual Report on Form 18-K through the use of Form 18-K/A as often as is necessary to disclose material information contained in official budgetary, financial and statistical information and any other material

information or developments. OeKB and the Republic anticipate that the time of filing of such joint Annual Report and such amendments will correspond to the periodic publication of OeKB's audited annual consolidated financial statements and the release of official budgetary, financial and statistical information, which will provide the basis for the joint Annual Report and amendments. At the present time, it is expected that a filing with respect to OeKB's audited annual consolidated financial statements typically would be made in April or May of each year, after such financial statements become available, and a filing with respect to official budgetary, financial and statistical information of the Republic typically would be made in May or June of each year after such information becomes available.

The information and documents that, under current procedures, must be filed by post-effective amendment at the time of an offering (the standard underwriting terms, the terms agreement, the list of names and addresses of the underwriters, an itemized list of expenses and legal opinions with respect to the securities) would instead be filed on, and incorporated by reference by means of, Form 18-K or a Form 18-K/A amendment thereto.

4. The basic prospectus, any preliminary prospectus supplement, any free-writing prospectus and the prospectus supplement would be delivered to all purchasers, and OeKB would provide to each such recipient who so requests a copy of the Form 18-K, together with all exhibits and amendments thereto. Otherwise, unless it chooses to do so, OeKB would not make an annual public distribution of its Form 18-K, or of the exhibits or amendments thereto, or of its basic prospectus to dealers or prospective investors as contemplated by the Release.

**Benefits of Proposal**

This proposal will (i) enable OeKB and the Republic to use shelf procedures nearly identical to those available to foreign private issuers eligible to use Form F-3 and Rule 415 (the policy underlying the Release), (ii) regularly provide to the U.S. market all required Securities Act disclosure in a process that is significantly less burdensome and expensive than the current system, and (iii) result in better and more prompt disclosure of recent developments in the prospectus used for continuous and delayed offerings.

**Timing and Implementation**

In connection with this year's annual update of the Registration Statement, OeKB and the Republic desire to implement the proposal outlined in this letter by (i) filing an Annual Report on Form 18-K for the fiscal year ended December 31, 2006, which would contain the additional information described above that was previously included in the basic prospectus, (ii) filing an amendment to the Registration Statement to provide for the incorporation by reference of the aforesaid Annual Report on Form 18-K and any amendments thereto on Form 18-K/A, and (iii) amending the undertakings in Part II of the Registration Statement accordingly.

If you have any questions or need any further information with respect to the matters set forth in this letter, please contact Stephan Hutter at (+49-69) 9711-1230 or Marc Plepelits at (+49-69) 9711-1299.

Very truly yours,



Stephan Hutter

cc: Monika Seitelberger
Maximilian Plattner
**Oesterreichische Kontrollbank Aktiengesellschaft**

Patrick S. Kenadjian
George Hacket
Jennifer Mittelsteadt
**Davis Polk & Wardwell**

Marc O. Plepelits
Tanya R. Sheridan

*END*